UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of May 2015

Commission File Number: 001-04307

Husky Energy Inc.

(Exact name of registrant as specified in its charter)

707 - 8th Avenue S.W., Calgary, Alberta, Canada T2P 1H5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On May 6, 2015, Husky Energy Inc. issued a press release announcing the voting results from its 2015 Annual and Special Meeting of Shareholders. The press release is attached hereto as Exhibit A.

This report on Form 6-K shall be deemed to be incorporated by reference into Husky Energy Inc.’s Registration Statements on Form F-10 (File No. 333-191849) and Form S-8 (File No. 333-187135) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUSKY ENERGY INC.

	By:	/s/ James D. Girgulis
James D. Girgulis
Senior Vice President, General Counsel
& Secretary
Date: May 6, 2015

Exhibit A

Husky Energy Reports Voting Results from 2015 Annual and Special Meeting of Shareholders

Calgary, Alberta (May 6, 2015) – Husky Energy Inc. announced at its Annual and Special Meeting of Shareholders held on May 6, 2015 the election of 15 nominees proposed for its Board of Directors, the appointment of the Corporation’s auditors and the approval of amendments to the Corporation’s Incentive Stock Option Plan (ISOP), as set out in the Management Information Circular dated March 16, 2015.

The details of the votes are set out below.

	Votes For		Votes Withheld
Nominee	Number	Percent (%)	Number	Percent (%)
Victor T.K Li	794,737,408	94.81	43,542,885	5.19
Canning K.N. Fok	784,452,833	93.58	53,827,460	6.42
William Shurniak	833,876,239	99.47	4,404,054	0.53
Asim Ghosh	834,026,152	99.49	4,254,141	0.51
Stephen E. Bradley	836,575,541	99.80	1,704,752	0.20
Martin J.G. Glynn	831,719,806	99.22	6,561,487	0.78
Poh Chan Koh	833,778,810	99.46	4,501,483	0.54
Eva L. Kwok	831,316,850	99.17	6,963,443	0.83
Stanley T.L. Kwok	834,186,910	99.51	4,091,383	0.49
Frederick S.H. Ma	828,625,983	98.85	9,654,310	1.15
George C. Magnus	834,728,425	99.58	3,551,868	0.42
Neil D. McGee	834,327,353	99.53	3,952,940	0.47
Colin S. Russel	828,377,923	98.82	9,902,370	1.18
Wayne E. Shaw	833,957,726	99.48	4,322,567	0.52
Frank J. Sixt	784,442,975	93.58	53,837,318	6.42

	Votes For		Votes Withheld
	Number	Percent (%)	Number	Percent (%)
Appointment of KPMG LLP as auditors	837,185,518	99.87	1,107,897	0.13

	Votes For		Votes Against
	Number	Percent (%)	Number	Percent (%)
Approval of amendments to the Corporation’s ISOP	750,450,517	89.52	87,830,176	10.48

Husky Energy is one of Canada’s largest integrated energy companies. It is headquartered in Calgary, Alberta, Canada and its shares are publicly traded on the Toronto Stock Exchange under the symbols HSE, HSE.PR.A, HSE.PR.C and HSE.PR.E. More information is available at www.huskyenergy.com

For further information, please contact:

Investor Inquiries:	Media Inquiries:

Dan Cuthbertson	Mel Duvall
Manager, Investor Relations	Manager, Media & Issues
Husky Energy Inc.	Husky Energy Inc.
403-523-2395	403-513-7602